INVEST IN **MULTI**

Multi is transforming wellness by connecting the dots between beauty body & mind



mydailymulti.com   Los Angeles CA

Retail | Female Founder | Health & Fitness | Minority Owned | Beauty

LEAD INVESTOR



Natasha Neale Lead Investor

Multi is the wellness company I wish I had available when growing up and have since been searching for: a company founded by women of color, taking a holistic approach to health and who prioritize LGBTQIA2S+ BIPOC in all facets of their business. I am a queer, bi-racial woman who has battled skin and gut conditions where it has affected my mental health. It excites me that Multi understands that our skin, gut, and mind are interconnected and is establishing research and products that connect these dots. In my opinion, this redefines the wellness experience, community and industry. The team is passionately driven by their community to feel good and therefore do good. Representation isn't just a buzz word here. Multi is putting in the work to tear down barriers, create opportunities, and uplift those who are often overlooked. It's reflected in the team, their ethos and vision. I feel represented by Multi and their mission is just one of many reasons why I support and align with this company as an investor.

Invested $5,000 this round

Highlights

1. We are founded and led by Asian and Black women of color
2. The wellness industry is projected to be valued at $6tn
3. The supplement industry is projected to be valued at $272bn by 2028
4. The skincare industry is projected to be valued at $189bn by 2025
5. We are in conversation to launch with Nordstrom

5. We are in conversation to launch with Nordstrom

6. We are one of the 1st in the industry to hone in on holistic solutions connecting beauty body & mind
7. We are Naturpathic Doctor and Dermatologist backed

Our Team



Mal Tayag Chief Executive Officer



9+ years of experience in business development, strategy, marketing and brand development in the wellness, skincare, and fashion industries working with brands and companies including Oak + Fort, Nike, Glossier, Reebok, Shopify, Spotify, and more.

From issues with our skin, digestion, hormones and more, we each were forced to prioritize our bodies and minds. In doing so we had to look past the symptoms to find root causes, which led to connecting beauty, body, and mind. Our health improved immensely, and once we felt good, we did better in all respects, which is what we want for everyone.



Nina Huynh Chief Brand Officer

5+ years of experience in community building, corporate relations, and product research as a content creator, building strong relationships with companies such as Dyson, Lululemon, Bumble, Doordash, Pandora, and Sephora.



AJ Addae Chief Scientific Officer

Cosmetic chemist, dermatological research scientist, and Member of the Society of Cosmetic Chemists and the Skin of Color Society. Her research has appeared in the American Society of Dermatologic Science and in the Journal of Drugs in Dermatology.

Pitch

MULTI

The **Problem**

Wellness and our health is treated as a fragmented system, when everything is actually interconnected.


Beauty
Body

Disconnect

Mind

The **Solution**

MULTI is *redefining the wellness experience* with supplements, skincare, and body care that connect the dots between beauty, body, and mind.

Meet the new daily essentials that will help you feel good, look good, and do good, seriously.





Founding *Team*



Chief Scientific Officer
AJ ADDAE

Cosmetic chemist, dermatological research scientist, and Northeastern University alum, Member of the Society of Cosmetic Chemists Southwest Chapter, and the Skin of Color Society.

Her research has appeared in the Journal of Drugs in Dermatology. She was also a research presenter at the American Society of Dermatologic Science conference.

Worked as a cosmetic formulator for a medical grade, physician-dispensed skin care company, as well as a formulation and research scientist in the Biomaterials Design Lab at Northeastern University.

AJ is driven by her passions for innovating in the skincare and wellness spaces, and formulating products that prioritize BIPOC.

Chief Executive Officer
MAL TAYAG

9+ years of experience in business development, strategy, marketing, brand development, and creative direction in the wellness, skincare, and fashion industries.

Has worked with and collaborated with brands and companies including Nike, Glossier, Reebok, Shopify, Spotify, and more.

Headed marketing and brand development at mid-stage Canadian fashion startup, Oak + Fort, through their first major e-commerce and retail brand expansion into the USA.

Driven by her experiences with leaky gut, IBS, and chronic skin conditions (like acne, eczema, and psoriasis), she has spent the last decade learning about, and healing, her skin, body, and mind. She hopes Multi can allow others to do the same.

Chief Brand Officer
NINA HUYNH

5+ years of experience in community building, corporate relations, and product research as a content creator, organically growing her social media channels to a collective reach of over 200K, with over 11 million views on Youtube.

Built strong relationships with companies such as Dyson, Lululemon, Bumble, Doordash, Pandora, and Sephora with whom she was a face of their "We Belong to Something Beautiful" campaign.

As an influencer she is gifted products from hundreds of brands which has given her signifcant insight into product research and customer experience. This experience drives her extreme passion for creating a meaningful, effective, impactful, and intentional wellness brand that sets itself apart from the rest.

Advisory *Board*

Business

JACLYN TING
SVP Finance and Operations, Voice

Working in VC backed high growth tech, she is currently the SVP of Finance and Ops at NFT Marketplace, Voice, who have raised $150m. She was alsso a part of the core team that led Lightspeed to one of North America's most successful IPOs in 2019, and Canada's largest

ANNA SIAN
Head of Marketing, Spotify

10+ years of experience growing startups into giants. In her previous experience with Anchor, she helped grow the company from a Series B startup to an acquisition by Spotify, all in less than a year. Previous to Spotify and Anchor, Anna managed Brand Marketing at VSCO

JANE LEE
Co Founder, Launch Pop

Co-founder of Launch Pop, a venture studio that helps founders launch and grow their DTC business. They've successfully launched brands like More Labs, Hydrant, GEM, Rael and Topicals. Previously, Jane was recruited by Shopify to be its entrepreneur-in-residence

tech IPO in almost a decade. (NYSE:LSPD). | and ran her own creative agency in NY. | and started and sold her first business, Silly B.

Medical & Wellness

DR. BRYANT ESQUEJO
Naturopathic Doctor

Dr. Bryant Esquejo, ND believes that experiences enrich lives and influence happiness. He also sees health, wellness, and bodily function being connected to how much a person is able to fully experience moments. Dr. Bryant seeks to identify the root causes of ailments to get your body back to optimum functioning so that you can return to living an experience-rich life. He uses adjunctive naturopathic and integrative modalities, such as herbal medicine, therapeutic nutrition, physical medicine, targeted vitamin and mineral supplementation, and advanced and basic lab work, to treat his clients.

DR. GINETTE OKOYE
Dermatologist, MD, FAAD

Professor and Chair of Dermatology at Howard University College of Medicine. Her areas of clinical and research expertise are in cutaneous disorders that disproportionately affect people with pigmented skin, including scarring alopecia, hidradenitis suppurativa, cutaneous T-cell lymphoma, and cutaneous sarcoidosis, as well health disparities in dermatology. She currently sits on Research Committee of the Skin of Color Society, and serves as an Associate Editor at JID Innovations, and on the Editorial Boards of the Journal of the National Medical Association and the British Journal of Dermatology.

The **Approach**



Understand that your beauty, body, and mind are interconnected

THAT'S WHY YOU NEED A **HOLISTIC** APPROACH, NOT ISOLATED BAND-AID SOLUTIONS



Heal, from the inside AND out. Treating the root causes AND your symptoms

OUR PRODUCTS ARE INTENTIONAL AND RESEARCH BACKED. MULTI RUNS CLINICAL TRIALS FOR ALL HERO INGESTIBLE AND TOPICAL FACE PRODUCTS

Feel good, do good.

A HAPPY YOU = A MORE CONFIDENT, MORE GIVING, MORE MINDFUL, MORE GRATEFUL YOU

Market **Validation**

THE ANSWER IS YES! *PLUS*, THE COMPETITIVE LANDSCAPE FOR HYBRID BRANDS IS SMALL


SKINCARE & BODY CARE
WELLNESS & SUPPLEMENTS

Does a Holistic **Skincare & Body Care** + **Wellness & Supplements** Hybrid Work?

The Nue Co
Closed $25m Series B in 2021

Moon Juice
$20m Annual Revenue in 2018

Market *Size*



Supplements





$140.3bn in 2020
$272.4bn by 2028
8.6% CAGR

Skincare



$140.9bn in 2020
$189.3bn by 2025
4.7% CAGR



Health & Wellness

$6tn by 2025
5.3% CAGR

Product **Launch**

The **Multi Patch**

A Multi Patch With Multi Uses

Perfect for pimples, small wounds or a happy pick me up. Hydrocolloid is clinically proven to absorb moisture, reduce inflammation and shield wounds from outside bacteria for faster healing. The *Multi Patch* works to minimize breakouts and add a protective barrier to avoid skin picking and pimple popping. This is a friendly reminder to wear your protection.



Use for
Pimple extractions
Small wounds
Picking prevention
Scar prevention

\+ ☺

Includes
32 Hydrocolloid Smiles
1 Wavy Case

The **Patch**

Hydrocolloid Patches







The **Case**

Silver Metal Alloy Wavy Case







Product *Pipeline*

Phase 01

GUT-SKIN CONNECTION AND BARRIER

LAUNCH 01

MULTI PATCH
$22 - 32 Patch Refill
$29 - Patch + Case

LAUNCH 02

PROBIOTIC FACE SERUM *$54*
To stimulate the skin's mechanical stability and barrier repair through probiotic intervention, and provide deep hydration

PREBIOTIC/PROBIOTIC SUPPLEMENT *$49*
Stimulate the skin's mechanical stability and enhanced gut function through probiotic and prebiotic intervention

PROBIOTIC CLEANSER *$32*
Gentle barrier protective facial cleanser

LAUNCH 03

CLEANSING SOAP BAR *$16*
To deeply clarify, cleanse, and moisturize the skin while evening skin tone overtime

EXFOLIATING SOAP BAR *$18*
To exfoliate the skin while tackling keratosis pilaris, body breakouts, uneven skin tone, and dry, flaky skin

EVENING BODY SERUM*
To deeply hydrate the skin while lightly exfoliating for skin tone evening overtime

LAUNCH 04 (A)

MULTI VITAMIN*
Multifaceted multivitamin (formulation currently in development)

FACE MOISTURIZER*
Deeply hydrating and barrier protecting facial moisturizer

LAUNCH 04 (B)

MULTI MINERAL*
Mineral complex (formulation currently in development)

IMMUNE SUPPORT*
Immune support complex (formulation currently in development)

400-600% MARKUPS
**Prices pending, in development*

Phase 02

GUT-BRAIN-SKIN CONNECTION

Consumer *Insights*

Product research insights pulled from 313 of our customers ages 19-36 for the development of our ***Probiotic Serum and Probiotic Supplement***

WHAT CONCERNS DO YOU WANT A SERUM TO SOLVE?

76.1% HYDRATION

59.6% TEXTURE

WHAT KIND OF SERUM DOES OUR CUSTOMER WANT?

"I want a serum that is **hydrating**, helps my **skin barrier**, and helps with fine lines."

"I love a serum that helps with hyperpigmentation and **protects my skins moisture barrier**. I also love serums with retinol for that **glowy look** when I wake up in the morning and hyaluronic acid and ceramide for **plumpness and hydration**."

"Something that is uber **hydrating** but also evens out my skin texture. Def not sticky or too oily, preferably **feels like water but richer and leaves me skin feeling good.**"

DO YOU EXPERIENCE DIGESTIVE ISSUES?

95.7% YES

WHAT DIGESTIVE CONCERNS DO YOU NEED SOLUTIONS TO?

79.1% BLOATING

54% GASS

WHAT KIND OF PROBIOTIC DOES OUR CUSTOMER WANT?

"A very clean and simple probiotic! it's **so hard to find good ones** and **really understand what's going into my body**."

"**Had no idea skin and gut were related**, but interested in something that helps with **bloating**. more information on this would be great"

"Make me **glow inside and out** lol, but for real. I know **eczema is tied to gut health** and I deal with that sometimes so I definitely would be interested in a probiotic that helps with that as well as **physical gut issues** and other skin issues"

"I would love a supplement that will help me combat **bloating and indigestion**. It's something I've struggled with for a while and **I notice how it can affect my skin** as well"

Customer *Reviews*

PATCH REVIEWS

SIERRA
I love how fun the Multi Patches are! They make me feel less insecure about any pimples I might have!

ALISON
Love hydrocolloid patches, and loved to see a brand new fun version as an alternate to Starface. I think these are cuter, and the shape works a lot better with covering my blemishes.

TABY
I used one on a new pimple and it helped flatten in by the end of the day. I also tried it on a healing pimple, it helped the scar heal smoother than when I just let them heal on their own.

DELLA
Great for my picking compulses! Also so fun, I love wearing these in public, people kept complimenting and asking about them!

SERUM REVIEWS

COLBY
Woke up the next day and face felt plump and hydrated. Didn't feel greasy at all, which I liked. Looking forward to see the improvements in my barrier over time.

ELIM
It absorbs very nicely and doesn't make my face feel greasy. I really like the texture and how it applies. Has bounce to it. Has played well with my makeup too!

HEIDI
Liked how it absorbed quickly and didn't feel tacky. Skin usually feels kind of dry in the morning, but have been noticing my skin feeling more hydrated.

Smiley *Selfies*



Business *Model*

PHASE 01: 2022-2023

Direct to Consumer
E-COMMERCE

OMNICHANNEL

Retail
KEY PARTNERSHIPS

SUBSCRIPTIONS
Focus on effective product and positive customer experience to ensure retention and secured MRR from subscriptions

NEW ACQUISITIONS
Establish brand presence through innovation, engaging content, and strategic marketing and collaborations to continue to acquire new customers

NEW ACQUISITIONS
Choose strategic partnerships with brand aligned retailers to increase visibility to new customers

PHASE 02: Q4 2023 BETA

App
MEMBERSHIP SUBSCRIPTION + DATA

MEMBERSHIP SUBSCRIPTIONS
LITE: Skincare, body care, and supplement product subscription tracking and progress reports, well being tracking to encourage customer retention
PREMIUM: Community forum and in-app content (consumer research of demand for these offerings being done through Year 1 with our Geneva hosted community chat)

DATA
Data collection of consumer behaviors and preferences to further steer our product and business development strategies

Competitive *Landscape*



Affordable
Supplements
Skincare + Body Care
Expensive
OLLY
rae
LOVE WELLNESS
STARFACE
Ritual
Seed
Moon Juice
MULTi
THE NUE CO
ZITSTICKA
Nécessaire
YOUTH TO THE PEOPLE
GLOW RECIPE

Competitive **Advantage**


Interactive *Customer Experience*


Research & Science *Backed*

Design *Forward*



Holistic *Approach*


BWOC *Founded & Led*

MULTI

mal@mydailymulti.com mydailymulti.com @mydailymulti

Downloads

02 Multi Brand Book.pdf